Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

October 1, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Pam Howell

Re:	Schultze Special Purpose Acquisition Corp. II Amended Registration Statement on Form S-1 Filed September 22, 2021 File No. 333-254018

Dear Ms. Howell:

On behalf of Schultze Special Purpose Acquisition Corp. II (the “Company”), we are hereby responding to the letter, dated September 30, 2021 (the “Comment Letter”), from the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s amended Registration Statement on Form S-1 (the “Registration Statement”) filed on September 22, 2021. In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 6 to the Registration Statement (“Amendment No. 6”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amended Registration Statement on Form S-1 filed September 22, 2021

General

1.	We note the disclosure on the cover page that up to 11 anchor investors will purchase up to 99.1% of this offering. Please disclose throughout the potential material impact on the public investors due to the significant amount of the offering being purchased by the anchor investors. Additionally, please tell us whether the limited number of public investors would impact the company’s listing eligibility. Please revise the summary to further clarify the potential impact such purchases could have upon liquidity.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the prospectus cover page and throughout Amendment No. 6. With respect to the Staff’s comment related to whether the limited number of public investors would impact the company’s listing eligibility, the Company respectfully advises the Staff that the underwriters for the offering have confirmed to the Nasdaq Stock Market that the offering will satisfy the round lot shareholder requirement set forth in Nasdaq’s listing rules.

United States Securities and Exchange Commission

Division of Corporation Finance

October 1, 2021

Report of Independent Registered Public Accounting Firm, page F-2

2.	We noted several changes in your audited financial statements, including that you have retroactively restated your financial statements to reflect the share cancellations on July 27, 2021 and September 20, 2021. Please tell us how your auditors determined it was not necessary to update the date of their audit opinion.

Response: In response to the Staff’s comment, the Company’s auditors have updated the date of their audit opinion, which updated opinion is included on page F-2 of Amendment No. 6.

* * *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 6 or the above responses.

Sincerely yours,

/s/ Jason T. Simon
Jason T. Simon

cc:	Schultze Special Purpose Acquisition Corp. II
Alan I. Annex, Esq.